

Orla Mining Reports First Quarter 2025 Financial Results and Provides Updated 2025 Guidance Inclusive of Musselwhite

Musselwhite Addition Increases Orla's Production to 280 – 300 koz in 2025; Aggressive Investment to Enhance Future Growth

Vancouver, BC – May 12, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the first quarter ended March 31, 2025.

(All amounts expressed in U.S. dollars unless otherwise stated)

First Quarter 2025 Highlights

- Record quarterly gold production of 47,759 ounces and total quarterly gold sold of 46,356 ounces (pre-released). First quarter all-in sustaining cost[1] ("AISC") was $845 per ounce of gold sold (Camino Rojo operations only).

- Acquisition of Musselwhite completed; integration process advancing.

- Updated 2025 production and AISC guidance, inclusive of Musselwhite, is 280,000 to 300,000 ounces of gold produced and $1,300 to $1,500 per ounce gold sold, respectively.[2] With first quarter production and costs, Orla is currently on plan to achieve full year guidance.

- Musselwhite investment of $115.0 million of exploration and capital to enhance future growth profile.

- Net loss for the first quarter was $69.8 million or $(0.22) per share, driven by the fair value adjustments on our financial instruments arising from the Musselwhite acquisition.

- Adjusted earnings[1] for the first quarter were $38.6 million or $0.12 per share.

- Cash flow from operating activities before changes in non-cash working capital during the first quarter was $401.2 million driven by the proceeds received from the gold prepayment[3].

- Exploration and project expenditure[1] was $15.8 million during the quarter, of which $6.9 million was capitalized and $8.9 million was expensed.

- The Company ended the period with a cash balance of $184.2 million and $450 million in debt.

"We are proud of the continued consistency from our team in Mexico where the Camino Rojo Mine remains a strong cash flow generator. This quarter also marked a major milestone with the closing of the Musselwhite acquisition, expanding our presence in Canada, and increasing our annual gold production guidance to 280 – 300 thousand ounces. Over the next two quarters, our focus will be on integrating Musselwhite, laying the foundation for long-term success. Over the next 24 months and beyond, we plan to invest significantly in exploration and provide our new team with the resources to reshape Musselwhite beyond 2030. Our next step of growth will be driven by our U.S. team, where we continue to advance the South Railroad Project in Nevada through permitting and toward construction."

  - Jason Simpson, President and Chief Executive Officer of Orla

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[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.
[2] The updated production guidance includes 10 months of operations at the Musselwhite Mine. All-in sustaining cost guidance for Musselwhite is for 9 months from April to December 2025.
[3] The Company entered into a $360 million gold prepayment arrangement as part of the Musselwhite acquisition ($360 million upfront in exchange for 144,887 ounces in total gold deliveries over the subsequent three years at an average gold price of $2,834 per ounce).



Financial and Operations Update

Table 1: Financial and Operating Highlights

Operating		Q1 2025
Consolidated		
Total Gold Produced	oz	47,759
Total Gold Sold	oz	46,356
Average Realized Gold Price[2]	$/oz	$ 2,915
Cash Cost per Ounce[2,3]	$/oz	$ 597
All-in Sustaining Cost per Ounce[2,3]	$/oz	$ 845
Camino Rojo, Mexico		
Ore Stacked	tonnes	1,672,826
Stacked Ore Gold Grade	g/t	0.78
Gold Produced	oz	29,973
Gold Sold	oz	30,512
Musselwhite, Canada[1]		**March'25**
Ore Milled	tonnes	104,287
Milled Ore Gold Head Grade	g/t	5.55
Gold Produced	oz	17,786
Gold Sold	oz	15,845
Financial		
Revenue	$m	$ 140.7
Cost of Sales – Operating Cost	$m	$ 48.3
Net Income (Loss)	$m	$ (69.8)
Adjusted Earnings[2]	$m	$ 38.6
Earnings per Share – basic	$/sh	$ (0.22)
Adjusted Earnings per Share – basic[2]	$/sh	$ 0.12
Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$ 401.2
Free Cash Flow[2]	$m	$ (404.1)
Financial Position		**Mar 31, 2025**
Cash and Cash Equivalents	$m	$ 184.2
Net Cash (Debt)[2]	$m	$ (265.8)

[1] Orla completed the acquisition of Musselwhite on February 28, 2025. Operational figures are provided from March 1, 2025 onwards.
[2] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this news release.
[3] Cash cost and AISC for Q1 2025 does not include the operations of Musselwhite Mine, which was acquired on February 28, 2025. Refer to "Non-GAAP Measures" for further discussion.

First Quarter 2025 Consolidated Summary

Gold produced during the quarter totalled 47,759 ounces, with contributions from the Camino Rojo Oxide Mine and the Musselwhite Mine. While it was only a single month of production contribution from Musselwhite to Orla's account, this total represented a quarterly record for the Company.

Gold sold during the quarter totalled 46,356 ounces, also a quarterly record. Cash costs and AISC totaled $597 and $845 per ounce of gold sold, respectively. Cash cost and AISC do not include the impact of Musselwhite. The closing of the Musselwhite transaction during the quarter resulted in one-time, non-cash accounting treatments impacting cost of sales and therefore cash cost and AISC calculation would not be representative of the performance of the mine for that period. Starting in the second quarter, and for the remainder of the year, Musselwhite will be included in the computation of cash cost and AISC.

Camino Rojo Operations Summary

The Camino Rojo Oxide Gold Mine produced 29,973 ounces of gold in the first quarter of 2025, in-line with plan.

During the quarter, Camino Rojo mined nearly 1.9 million tonnes of ore and 2.8 million tonnes of waste, for an implied strip ratio of 1.48. The operations achieved a daily stacking rate of 18.6 thousand tonnes per day at an average gold grade of 0.78 g/t, in line with the mine plan.

Gold sold during the first quarter 2025 totaled 30,512 ounces and sustaining capital during the first quarter of 2025 totaled $0.5 million.

On November 11, 2024, the Company completed and resubmitted the environmental permit application for the Camino Rojo pit extensions and layback. Since then, Orla has maintained regular engagement with federal and state level stakeholders and continued to engage with employees and communities about the scope of the application.

Musselwhite

On November 18, 2024, Orla announced the acquisition of the Musselwhite Mine from Newmont Corporation for upfront cash consideration of $810 million and gold-linked contingent consideration of $40 million. The transaction closed on February 28, 2025, and operational figures are provided from March 1, 2025, onwards.

During the month of March, Musselwhite mined 108,000 tonnes of ore and milled 104,000 tonnes at a mill head grade of 5.55 g/t gold. Gold recovery rates of 95.7% resulted in gold production of nearly 18,000 gold ounces. Mill throughput in March was 3,360 tonnes per day, a 10% improvement from average mill throughput in February.

Project and Exploration Summary

In the first quarter, exploration focused on drilling activities at Camino Rojo in Mexico and the South Carlin Complex (including the South Railroad Project) in Nevada. Exploration activities at Musselwhite were reactivated upon closing of the acquisition in March 2025. For the first quarter, a total of 11,008 metres were drilled, with 8,044 metres in Mexico, 549 metres in Nevada and 2,415 metres at Musslewhite.

Camino Rojo, Mexico:

In Mexico, the Company started the infill drill campaign at Zone 22, the extension of the Camino Rojo Sulphides. The 15,000-metre drill program is expected to be completed in the third quarter of 2025. Results from the current drill program will build on the initial Zone 22 inferred resource, which will be included as part of the upcoming Camino Rojo Mineral Resource update, expected in the second quarter of 2025. A drill campaign to test regional targets started in mid-April.

South Railroad Project & South Carlin Complex, Nevada:

The South Railroad Project is currently advancing under the guidance of the US Bureau of Land Management (BLM) in accordance with the National Environmental Policy Act (NEPA) for permitting.

Orla is encouraged by the current US administration's momentum in advancing American mineral production. This includes the recent Executive Order supporting the development of critical minerals, which now includes gold. Gold is increasingly being recognized for its strategic role in economic resilience and national security.

Orla has held constructive meetings with political appointees at the Department of the Interior and the Acting Director of the Bureau of Land Management. The Company appreciates their continued support as the project moves through the permitting process. Orla remains committed to following the proper regulatory pathways, while advocating for an efficient and timely review. The Notice of Intent (NOI) is expected to be published mid 2025, with the Company targeting a Record of Decision (final permitting decision) by mid-2026. Following this approval, construction on the South Railroad Project can advance to the earth movement stage, with first gold production anticipated in 2027.

Orla's 2025 exploration program for the South Carlin Complex is focused on increasing near-deposit oxide resources at Pinion and Dark Star, advancing satellite deposits, and discovering new zones of oxide mineralization. Drilling was initiated in the first quarter but paused due to weather conditions and exploration drilling is expected to resume in May.

Musselwhite, Ontario:

At Musselwhite, underground exploration drilling to expand resources and reserves began in early March and is expected to continue through 2025. Beginning in the second quarter, Orla intends to launch an aggressive surface exploration program, including drilling aimed at confirming the down-plunge extension of the mine trend. This work is intended to expand the resource base and support technical studies for potential future mine expansions. A drill campaign testing near-mine targets with the goal of identifying shallow, near-mine open pit mill feed is planned to start mid-year.

2025 Guidance Summary (Updated)

On January 16, 2025, the Company announced its full year 2025 annual guidance, which included the outlook for production, operating costs, capital costs, and exploration spending at Camino Rojo and South Railroad, but which excluded the Musselwhite Mine. On February 28, 2025, the Company completed the acquisition of Musselwhite. The following table provides updated guidance including 10 months of operations at the Musselwhite Mine. Cash cost and all-in sustaining cost guidance for Musselwhite is for 9 months from April to December 2025.



The closing of the Musselwhite transaction during the quarter resulted in one-time, non-cash accounting treatments impacting cost of sales and therefore cash cost and AISC calculation would not be representative of the performance of the mine for that period. Therefore, we excluded Musselwhite from cash cost and AISC for the first quarter of 2025.

		Updated Guidance	Preliminary Guidance
Gold Production			
Camino Rojo		110 - 120	110 - 120
Musselwhite		170 - 180	-
Total Gold Production	**Koz**	**280 - 300**	**110 - 120**
Total Cash Cost[1] (net of by-product)			
Camino Rojo		$625 – $725	$625 – $725
Musselwhite - April to December		$1,000 - $1,200	-
Total Cash Cost (Net of by-product)[1] – Consolidated	**$/oz sold**	**$850 - $1,050**	**$625 – $725**
AISC[1]			
Camino Rojo[3]		$700 – $800	-
Musselwhite - April to December[3]		$1,550 - $1,750	-
All-In Sustaining Costs[1] – Consolidated	**$/oz sold**	**$1,300 - $1,500**	**$875 – $975**
Capital Expenditures			
Camino Rojo			
Sustaining capital expenditures		$5.0	$10.0
Non-sustaining – (Sulphides + capitalized exploration)		$7.0	$7.0
Musselwhite			
Sustaining capital expenditures		$90.0	-
Non-sustaining – capitalized exploration		$18.0	-
South Carlin Complex			
Non-sustaining – capital projects		$10.0	$10.0
Total Capital Expenditures	**$m**	**$130.0**	**$27.0**
Exploration and Project Development Expenses			
Camino Rojo - Exploration Expense		$9.0	$9.0
Musselwhite - Exploration Expense		$7.0	-
South Carlin Complex - Exploration Expense		$15.0	$15.0
South Carlin Complex - Project Development		$12.0	$12.0
Total Exploration and Development Expenses	**$m**	**$43.0**	**$36.0**
Corporate G&A[2]			
Corporate General & Administrative Costs		$27.0	-
Share Based Compensation (non-cash)		$6.0	-
Total Corporate G&A	**$m**	**$33.0**	**-**

[1] Cash cost and AISC include 9 months of production and costs from Musselwhite, and full year from Camino Rojo and Corporate G&A (inclusive of share-based compensation). Cash costs and AISC are non-GAAP measures. Please refer to the Non-GAAP section of this news release for further detail.

[2] Corporate G&A costs include one-time costs associated with the closing of the Musselwhite transaction of approximately $10 million. These costs are excluded from the AISC calculation. Please refer to the Non-GAAP section of this news release for further detail.

[3] Exchange rates used to forecast cost metrics include MXN/USD of 19.0 and CAD/USD of 1.35. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$21/oz on Camino's Rojo AISC. A +/-0.05 change to the CAD/USD (from 1.35 to 1.4) would have an impact of +/-$52/oz on Musselwhite's AISC.

Updated Guidance Commentary

Orla's updated gold production guidance range includes the Musselwhite operation for the 10-month period under Orla ownership. The production guidance range is 280,000 to 300,000 ounces of gold. AISC guidance for 2025 is in the range of $1,300 to $1,500 per ounce of gold sold, which reflects consolidated production and costs from Camino Rojo, Musselwhite and includes corporate G&A.

Camino Rojo & South Railroad

The Company has revised the sustaining capital guidance for Camino Rojo to $5 million, down from the preliminary estimate of $10 million, reflecting a decision to expense, rather than capitalize, waste



movement activities in alignment with the current operational approach. Otherwise, updated guidance for Camino Rojo and South Railroad remains consistent with preliminary guidance provided in January 2025.

Musselwhite Operations

Production guidance for Musselwhite is 170,000 to 180,000 ounces of gold. This includes production from March 1, 2025 following the closing of the acquisition. Cash cost and all-in sustaining cost guidance range is $1,000 to $1,200 and $1,550 to $1,750 per ounce of gold sold, respectively, for the nine-month period starting April 1, 2025.

Sustaining capital expenditures guidance is $90 million with the majority of the investment relating to underground lateral development and underground mobile equipment in order to improve ore availability and efficiency for future years.

Musselwhite Exploration and Evaluation

As stated in Orla's April 1, 2025, press release, Orla has launched an aggressive $25 million drill program at Musselwhite for 2025. Of the $25 million, $18 million will be considered non-sustaining capital expenditures and $7 million will be expensed. The 2025 program is as follows:

1. Underground drilling to replace and expand reserves and resources.
2. Directional drilling from surface to prove the open down-plunge extension of the Mine Trend; the first surface program since 2020.
3. Drill testing priority near-mine targets to identify potential new mill feed material.

Corporate G&A

Total corporate G&A includes regular costs, non-cash share-based compensation, and one-time transaction costs associated with the closing of the Musselwhite transaction which amount to approximately $10 million. Those transaction costs are excluded from the AISC calculation. Please refer to the non-GAAP section.

Financial Statements

Orla's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2025, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - *Standards of Disclosure for Mineral Projects*.

First Quarter 2025 Conference Call

Orla will host a conference call on Monday, May 12, 2025, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the first quarter 2025:



News Release

Dial-In Numbers / Webcast:

USA - Toll-Free: +1 (800) 715-9871
USA / International Toll: +1 (646) 307-1963
Canada – Toronto: +1 (647) 932-3411
Canada - Toll-Free: +1 (800) 715-9871
Conference ID: 4940392

Webcast: https://orlamining.com/investors/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

NON-GAAP MEASURES

We have included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP"). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

	Q1 2025	Q1 2024
Revenue	$ 140,670	$ 67,278
Silver sales	(5,533)	(1,310)
Gold sales	135,137	65,968
Ounces of gold sold	46,356	32,046
AVERAGE REALIZED GOLD PRICE	**$ 2,915**	**$ 2,059**

NET CASH (NET DEBT)

Net cash (net debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period.

	Mar 31, 2025	Dec 31, 2024
Cash and cash equivalents	$ 184,231	$ 160,849
Less: Long term debt	(450,000)	—
NET CASH	**$ (265,769)**	**$ 160,849**

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and



other items which are significant but not reflective of the underlying operational performance of the Company.

	Q1 2025	Q1 2024
Net income (loss) for the period	$ (69,832)	$ 17,485
Change in fair values of financial instruments	80,725	—
Unrealized foreign exchange	2,565	(911)
One-time Musselwhite acquisition costs	10,215	—
Increased costs from inventory fair value adjustment	9,769	—
Share based compensation related to PSUs	2,096	124
Accretion of deferred revenue	3,050	122
ADJUSTED EARNINGS	**$ 38,588**	**$ 16,820**
Millions of shares outstanding – basic	322.4	315.1
Adjusted earnings per share – basic	$ 0.12	$ 0.05

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla's net income for each period are exploration costs which were expensed, as follows:

	Q1 2025	Q1 2024
Exploration & evaluation expense	**$ 8,879**	**$ 4,744**

FREE CASH FLOW

Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

Included within the figures for Q1 2025 are $798,504,000 for the acquisition of Musselwhite Mine.

	Q1 2025	Q1 2024
Cash flow from operating activities	$ 411,465	$ 32,406
Cash flow from investing activities	(815,549)	(8,480)
FREE CASH FLOW	**$ (404,084)**	**$ 23,926**
Millions of shares outstanding – basic	322.4	315.1
Free cash flow per share – basic	$ (1.25)	$ 0.08



CASH COST AND ALL-IN SUSTAINING COST

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. **All-in Sustaining Cost** is intended to reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance.

Because the Musselwhite Mine was acquired on February 28, 2025, and because accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to have been valued on the books at net realizable value (roughly approximating spot, less costs to complete), rather than historical cost which is ordinarily the case, management concluded it could be misleading and therefore it would not be appropriate to report operating cost, cash costs and AISC for Musselwhite Mine for the one month period ended March 31, 2025.

Camino Rojo only	Q1 2025	Q1 2024
Cost of sales – operating costs	$ 20,983	$ 18,109
Royalties	2,765	1,668
Silver sales	(5,533)	(1,310)
CASH COST	$ 18,215	$ 18,467
Ounces of gold sold	30,512	32,046
Cash cost per ounce sold	$ 597	$ 576

The following table excludes Musselwhite Mine.

Excludes Musselwhite Mine	Q1 2025	Q1 2024
Cash cost, as above	$ 18,215	$ 18,467
General and administrative expenses	5,587	3,869
Share based payments	1,123	1,331
Accretion of site closure provisions	120	112
Amortization of site closure provisions	150	136
Sustaining capital	450	4,614
Sustaining capitalized exploration expenses	—	413
Lease payments	138	199
ALL-IN SUSTAINING COST	$ 25,783	$ 29,141
Ounces of gold sold	30,512	32,046
All-in sustaining cost per ounce sold	$ 845	$ 909



EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development. Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies.

	Q1 2025	Q1 2024
Exploration and evaluation expense	$ 8,879	$ 4,744
Expenditures on mineral properties capitalized	6,932	3,876
EXPLORATION AND PROJECT DEVELOPMENT	**$ 15,811**	**$ 8,620**

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's production and cost outlook, including expected production, AISC, processing throughputs, operating costs, sustaining and non-sustaining capital expenditures, exploration and development expenditures, and general corporate and administrative expenses; the Company's exploration program, including timing, expenditures, and the goals and results thereof; the timing of permitting, construction, and production at South Railroad; the updated mineral resource estimate for Camino Rojo; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Past results are not indicative of future performance.